SEC Mail Processing Section

FEB 28 2012

Washington, DC 125

AB 3/20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40749

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2011 (MM/DD/YY) AND ENDING 12-31-2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Southern Pacific Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28245 Avenue Crocker, Suite 106
(No. and Street)

Valencia (City) CA (State) 91355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John D. Lewis 661-257-9711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Timothy A. Coons
(Name – *if individual, state last, first, middle name*)

8677 Villa La Jolla Drive, #1110 La Jolla, CA 92037
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

12012004

KW 3/4

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8

OATH OR AFFIRMATION

I, John D. Lewis, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southern Pacific Securities, Inc., as of 12-31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

John D. Lewis
Signature

President
Title

See Attached
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

CHERYL A. BRUNING
Commission # 1879175
Notary Public - California
Kern County
My Comm. Expires Mar 2, 2014

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (~~or affirmed~~) before me

on this 26th (Date) day of Jan. (Month), 20 13 (Year), by

(1) John D. Lewis
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Cheryl A. Bruning
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
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Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 12/31/11 Number of Pages: 2

Signer(s) Other Than Named Above: ____________________

Southern Pacific Securities, Inc.

Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$ 18,172
Accounts Receivable	991
Deferred Tax Benefit	$ 745
Total Assets	$ 19,908

LIABILITIES AND EQUITY

Liabilities:	
Accounts Payable	$ 1,638
Total Liabilities	1,638
Stockholder's Equity	
Capital Stock	10,000
Retained Earnings	8,311
Total Stockholder's Equity	18,270
Total Liabilities and Equity	$ 19,908

The accompanying notes are an integral part of these financial statements.